UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Amendment No. 3
Under the Securities Exchange Act of 1934

CAREMARK ULYSSES HOLDING CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)	913377107
(Title of class of securities)	(CUSIP number)

Lee-Universal Holdings, LLC 650 Madison Avenue, 21st Floor New York, NY 10022 Attention: Mr. Joseph B. Rotberg Tel No. (212) 888-1500
(Name, address and telephone number of person authorized to receive notices and communications)

April 29, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON:		Lee-Universal Holdings, LLC
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		OO

1	NAME OF REPORTING PERSON:		Thomas H. Lee
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 3 amends the Schedule 13D filed September 26, 2007 (the “Initial Statement”), as amended by Amendment No. 1 dated April 6, 2009 (“Amendment No. 1”) and Amendment No. 2 dated January 4, 2011 (“Amendment No. 2” and together with the Initial Statement, Amendment No. 1, and this Amendment No. 3, the “Schedule 13D”), and is filed by Lee-Universal Holdings, LLC (“Lee-Universal”) and Thomas H. Lee (each a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Caremark Ulysses Holding Corp., a New York corporation (formerly known as Universal American Corp.) (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

ITEM 1.           SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Company. The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2.           IDENTITY AND BACKGROUND

Lee-Universal is a Delaware limited liability company. The members of Lee-Universal are Thomas H. Lee, Lee Equity Partners Fund, L.P., a Delaware limited partnership (“Lee Equity”), Lee Equity Strategic Partners Fund, L.P., a Delaware limited partnership (“Lee Strategic ”) and Lee Equity Strategic Partners Fund (Offshore), L.P., a Cayman Islands exempted limited partnership (“Lee Offshore” and, together with Lee Equity and Lee Strategic, the “Lee Equity Funds”). Lee Equity Partners GP, LLC, a Delaware limited liability company, is the general partner of each of the Lee Equity Funds (the “General Partner”).

Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”), is the non-member manager of Lee-Universal and serves as the investment manager of the Lee Equity Funds. Thomas H. Lee is the managing member of the Investment Manager. Thomas H. Lee is also a managing member of the General Partner, and any action, consent, approval, election, decision or determination of the managing members of the General Partner requires Mr. Lee’s consent.

Thomas H. Lee and the Lee Equity Funds purchased their membership interests in Lee-Universal from Lee Funding, L.P., an affiliate of Thomas H. Lee and the Lee Equity Funds, on March 31, 2009.

The principal business address and principal office address of each of Lee-Universal, the Lee Equity Funds, the Investment Manager and the General Partner is 650

Madison Avenue, New York, New York 10022. The principal business of each of Lee-Universal, the Lee Equity Funds and the General Partner is investments. The principal business of Mr. Lee and the Investment Manager is managing investments.

The name and present principal occupation or employment of each director and executive officer of the Investment Manager and the General Partner (other than Thomas H. Lee) are as follows:

Name	Principal Occupation or Employment
Mark Gormley	Partner and Managing Director
Benjamin Hochberg	Partner and Managing Director
Yoo Jin Kim	Partner and Managing Director
David J. Morrison	Partner and Managing Director
Joseph B. Rotberg	Chief Financial Officer

Thomas H. Lee and each of the other above-listed individuals is a citizen of the United States of America.

The business address of Thomas H. Lee and each of the other above-listed individuals is at Lee-Universal’s offices, 650 Madison Avenue, New York, New York 10022.

During the last five years, none of Thomas H. Lee, Lee-Universal, the Lee Equity Funds, the Investment Manager, the General Partner nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION

On April 29, 2011 (the “Closing Date”), CVS and the Company consummated the Merger contemplated by Agreement and Plan of Merger, dated as of December 30, 2010, by and among CVS, the Company, and Merger Sub, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011 (as amended, the “Merger Agreement”).  Pursuant to the Merger Agreement and the Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated March 8, 2011 (as amended, the “Separation Agreement”), by and among CVS, the Company, and Universal American Corporation (formerly known as Universal American Spin Corp., previously known as Ulysses Spin Corp.) (“New UAM”), upon consummation of the Merger: (i) the Reporting Persons became entitled to receive 5,250,000 shares of common stock, par value $0.01 per share, of New UAM and $73,500,000 in cash in exchange for 5,250,000 shares of Common Stock; and (ii) Thomas H. Lee became entitled to receive (a) 700 shares of common stock, par value $0.01 per share, of New UAM and $9,800 in cash in exchange for 700 shares of Common Stock owned by the Investment Manager, and

(b) 4,900 shares of common stock, par value $0.01 per share, of New UAM and $68,600 in cash in exchange for 4,900 shares of restricted Common Stock owned by the Investment Manager.  Pursuant to the terms of the Separation Agreement, Thomas H. Lee is also entitled to receive 27,354 shares of common stock, par value $0.01 per share, of New UAM and $255,523.64 in cash in exchange for 45,200 options owned by the Investment Manager.

The Voting Agreement terminated in accordance with its terms on the Closing Date.

References to, and descriptions of, the Merger Agreement, Voting Agreement, and Separation Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement, the Voting Agreement and the Separation Agreement.  The Merger Agreement is included as Exhibit 10.1 of Amendment No. 2 to the Schedule 13D, and is incorporated by reference into this Item 4 in its entirety.  Amendment No. 1 to the Merger Agreement is included as Annex A to the Company’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 4 in its entirety.  The Voting Agreement is included as Exhibit 10.2 of Amendment No. 2 of the Schedule 13D, and is incorporated by reference into this Item 4 in its entirety.  The Separation Agreement is included as Annex B to the Company’s Definitive Proxy Statement filed April 4, 2011, and is incorporated by reference into this Item 4 in its entirety.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)    None of the Reporting Persons, nor the individuals named in Item 2, may be deemed to beneficially own any shares of Common Stock and have no power to vote or dispose of any shares of Common Stock.

(c)           Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)           The members of Lee-Universal do not have the right to, but may receive (at the discretion of Lee Equity Partners, LLC), dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Lee-Universal. The interest of one of the members, Lee Equity Partners Fund, L.P. relates to more than five percent of the Common Stock.

(e)     April 29, 2011

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1
Agreement and Plan of Merger, dated as of December 30, 2010, by and among Universal American Corp., CVS Caremark Corporation and Ulysses Merger Sub, LLC (Previously filed as Exhibit 10.1 to Amendment No. 2 of the Schedule 13D and incorporated herein by reference.)

10.2
Voting Agreement, dated as of December 30, 2010, by and among CVS Caremark Corporation and the stockholders of Universal American Corp. party thereto. (Previously filed as Exhibit 10.2 to Amendment No. 2 of the Schedule 13D and incorporated herein by reference.)

10.3
Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp. (Incorporated by reference to Annex A to the Company’s Definitive Proxy Statement filed April 4, 2011.)

10.4
Separation Agreement, dated as of December 30, 2010, as amended by Amendment No. 1, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Spin Corp. and Universal American Corp. (Incorporated by reference to Annex B to the Company’s Definitive Proxy Statement filed April 4, 2011.)

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2011

LEE-UNIVERSAL HOLDINGS, LLC

By:	/s/ Joseph Rotberg
Name: Joseph Rotberg
Title: Chief Financial Officer

/s/ Thomas H. Lee
Thomas H. Lee